Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, Alberta, Canada
T2J 7E8

March 31, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549

Re:          Agrium Inc.
Withdrawal of Registration
Statement on Form F-4, File No. 333-157966

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Agrium Inc., a corporation organized under the laws of Canada (the “Company”), hereby respectfully requests that its Registration Statement on Form F-4, originally filed on March 16, 2009, File No. 333-157966, together with all exhibits thereto (collectively as amended, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) in connection with a proposed exchange offer by a wholly-owned subsidiary of the Company for all the outstanding shares of common stock of CF Industries Holdings (“CF”).  The Company requests that the Registration Statement be withdrawn because certain conditions to the Company’s exchange offer were not satisfied at the expiration of the exchange offer on March 22, 2010, the Company did not waive these conditions or extend the exchange offer and the exchange offer expired in accordance with its terms on March 22, 2010 without the Company purchasing any shares of CF common stock.  The Registration Statement has not been declared effective by the Commission, and no common shares of the Company have been sold or exchanged pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Agrium for future use.

If you have any questions regarding the request, please call Edwin S. Maynard of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, at (212) 373-3024.

Very truly yours,

AGRIUM INC.

By:	/s/ Joni R. Paulus
Name: Joni R. Paulus Title: General Counsel

cc:   Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Robert B. Schumer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP